SECOND ADDENDUM

This Second Addendum to Join Venture Agreement is made as of December 27, 2007 (the ‘‘Addendum’’), by and among (i) Rafael Advanced Defense Systems Ltd., formerly known as Rafael Armament Development Authority Ltd. (‘‘Rafael’’), (ii) Elron Electronic Industries Ltd. (‘‘Elron’’) and DEP Technologies Holdings Limited., a company controlled by Elron (jointly with Elron shall be referred to as ‘‘DEP’’), and (iv) RDC Rafael Development Corporation Ltd. (‘‘RDC’’), to amend the Joint Venture Agreement dated July 1993 by and among the parties hereto (the ‘‘Joint Venture Agreement’’).

1.	Definitions. For the purpose of this Addendum:

1.1.	‘‘Affiliate’’ shall mean with respect to any entity or person, any other entity or person controlling, controlled by or under common control with such entity or person. For the sake of this term ‘‘control’’ shall mean the holding of more than 50% of the means of control or the right to appoint more than 50% of the members of the board of directors.

1.2.	‘‘Business Plan’’ shall mean an appropriate business plan, prepared bona fide and with reasonable due care, in such form customary in the industry for early stage start-up companies, including, (i) if prepared by a Proposing Party (as defined under Section 7.3.4 below) which is a financial investor – the terms and conditions for the investment in such company, and otherwise – (ii) financial forecasts.

1.3.	‘‘Company’s Value’’ shall mean, in connection with either public or private offering of the securities of any NewCo, as defined hereunder: (A) the aggregate number of shares of NewCo on a fully diluted basis immediately prior to the consummation of the said offering, after giving effect to the conversion of all convertible securities and the exercise of all securities exercisable into the shares of NewCo (the ‘‘Securities’’), multiplied by (B) the price per share set under the proposed offering.

1.4.	‘‘Effective Date’’ shall mean January 1, 2008.

1.5.	‘‘Exit’’ shall mean, with respect to any NewCo, the earlier to occur of (i) the initial public offering of the Securities of NewCo (‘‘IPO’’); (ii) the sale of at least 80% of NewCo’s Securities held by RDC; (iii) the sale of all or substantially all of the assets of NewCo; or (iv) the merger of NewCo with another entity, where NewCo is not the surviving entity.

1.6.	‘‘Exit Consideration’’ shall mean the following consideration to be received by RDC pursuant to an Exit:

1.6.1.	If the Exit is pursuant to an IPO, then (A) the aggregate number of shares of NewCo held by RDC immediately prior to the IPO, multiplied by (B) the price per share set under the IPO; and otherwise

1.6.2.	In all other Exit events, the fair market value of the consideration actually received by RDC pursuant to or in connection with an Exit, whether in cash, assets and/or securities.

1.7.	‘‘Field of Use’’ shall mean commercial exploitation of technologies for applications that are Non Military and Non Security Related (as defined below).

1.8.	‘‘License Agreement’’ shall mean an exclusive, royalty-free field-of-use license to use and commercially exploit the relevant Technologies of Rafael in the Field of Use (in such form substantially similar to license agreements executed by Rafael in favor of RDC’s subsidiaries prior to the Effective Date).

1.9.	‘‘Material Change to a Business Plan’’ shall mean, in connection with any Business Plan referring to Rafael’s Technologies, either or some of the following: (i) a material change to the financial projections or terms set under such Business Plan, or (ii) a material change to the Technologies proposed to be licensed by Rafael thereunder, or (iii) a change pursuant to which such Business Plan refers to materially different application(s) in another field.

1.10.	‘‘NewCo’’ shall mean any new entity incorporated by RDC (either alone or in cooperation with third parties), whether such entity is being licensed or granted right to Rafael’s Technologies or not.

1.11.	‘‘Non Military or Non Security Related’’ shall mean any and all applications based on a certain technology, excluding any military applications, or security applications where the end user is a governmental body or agency.

1.12.	‘‘Prototype’’ shall mean a full size functional model of a product.

1.13.	‘‘RDC Approval’’ shall mean the approval of the Board of Directors of RDC of a Business Plan involving the commercialization of Rafael’s Other Technologies pursuant to the provisions of Section 7 of the Joint Venture Agreement, as amended by this Addendum, following which a NewCo shall be incorporated and become engaged in a License Agreement.

1.14.	‘‘Securities’’ shall mean all shares and/or convertible securities and/or options exercisable or convertible into shares of a company.

Unless otherwise set forth herein above, all capitalized terms shall have the meaning ascribed to them in the Joint Venture Agreement.

2.	Amendment to Section 7. Effective as of, and subject to the Effective Date, Section 7 of the Joint Venture Agreement is hereby replaced in its entirety with the following (except as specifically set forth under Section 3.5 to this Addendum):

7.1	Collaboration.

7.1.1	The parties hereof are looking forwards to a long-term and fruitful cooperation, and shall constantly endeavor to identify technologies of Rafael which may be commercially exploited in the Field of Use by the Company (‘‘Other Technologies’’), and shall make their best efforts to reach mutually acceptable agreement for the commercial exploitation of such Other Technologies by the Company or its subsidiaries, as specifically provided herein below.

7.1.2	For the implementation of the parties’ intentions as hereinabove stipulated, it is agreed that, subject to Section 7.1.3 below and the confidentiality restrictions set forth under Section 7.8 below, officers of the Company shall meet on a regular basis with officers and/or employees of Rafael designated thereby as the contacts with the Company concerning technological developments of Rafael, in order to obtain from such officers and/or employees of Rafael information about new developments in process in Rafael which may be exploited commercially in the Field of Use. Rafael shall instruct such officers and/or employees to discuss such technological developments with officers of the Company and provide them all information, including technical and proprietary information which they may reasonably request in this regard and, if applicable, coordinate meetings between officers of the Company and the persons in charge of the technological developments in question in Rafael.

7.1.3	It is hereby agreed and acknowledged between the parties, that Rafael’s Technologies shall be deemed Rafael’s trade secret and proprietary information subject to the terms of an effective License Agreement, and (i) any Business Plan prepared by RDC, and, in addition (ii) any proprietary inventions or ideas related to Rafael’s Technologies invented independently and solely by RDC (such inventions or ideas described under this clause (ii) shall be referred to as ‘‘RDC Foreground IP’’) shall be deemed as RDC’s trade secret and proprietary information (provided that the cooperation per-se of Rafael and/or any of its employees and consultants in the presentation of Rafael’s technologies to RDC and/or in the preparation of the Business Plan by RDC shall not be deemed, per themselves, as if RDC has not independently invented any such inventions or ideas).

Nothing herein shall be deemed as the grant of a license or any other right by one party to the other with respect to the proprietary rights of another party, and accordingly, the disclosure of any such proprietary and confidential information of another party shall be subject to the confidentiality provisions set forth under Section 7.8 below. Notwithstanding the foregoing, in the event that RDC shall elect not to pursue an investment in accordance with Section 7.3 hereto with respect to a Specific Application (as defined below) based on Other Technology for which it prepared and/or began preparing a Business Plan, and either Rafael or DEP shall desire to use the business data in such Business Plan (but specifically excluding any RDC Foreground IP) thereafter, RDC shall not unreasonably withhold its consent to the use of such business data under a Business Plan by either Rafael or DEP.

7.1.4	Without derogating from Article 7.2, it is further agreed and acknowledged that (i) Rafael shall not, directly or indirectly, incorporate or participate (whether as an equity holder, partner, advisor or under any other capacity) in the incorporation of an entity which might compete in the Field of Use with the business of, or be structured or act similarly to, RDC, and (ii) DEP shall not, directly or indirectly, incorporate or participate (whether as an equity holder, partner, advisor or under any other capacity) in the incorporation of an entity which shall be structured or act similarly to RDC, to the extent the partner of DEP in the incorporation of such venture is an Israeli entity engaged in the military and defense field, which is a competitor of Rafael. The foregoing shall replace Section 9 of the Joint Venture Agreement (except as specifically set forth under Section 3.5 to this Addendum).

7.2	Exceptions to Collaboration.

7.2.1	Notwithstanding the foregoing Section 7.1, it is agreed and acknowledged that the following items, to the extent based on Rafael’s Technologies, shall be specifically excluded from ‘‘Other Technologies’’ definition for the purpose of this Addendum:

(i)	Products outside the Field of Use developed by Rafael, that Rafael intends to commercialize as part of a collaboration with a third party operational partner (which is not a financial partner).

(ii)	‘‘Matured Products’’ within the Field of Use independently developed by Rafael prior to the Effective Date or thereafter; For the purposes hereof ‘‘Matured Products’’ shall mean such products that Rafael (X) already received in connection therewith substantial commercial purchase orders, and/or (Y) developed a Prototype which can be used in the Field of Use and invested, directly or indirectly (i.e., through investments by military customers of Rafael), in the commercial and/or dual (i.e, both within and outside the Field of Use) development thereof at least US$4 million.

7.2.2	Notwithstanding the foregoing Section 7.2.1, it is agreed and acknowledged that if Rafael shall seek collaboration with financial partners for the commercialization of any Matured Product, then Rafael shall, concurrently with any such discussions with third parties, update DEP in writing of such proposed collaboration and enable DEP to submit a proposal to participate in such collaboration, provided however that such right shall not be deemed as a right of first refusal.

7.2.3	It is further agreed and acknowledged that Rafael shall be entitled to sell, transfer or otherwise grant any rights to any specific patents registered in Rafael’s name, and the provisions of Section 7.3 below shall not apply to such transaction, provided however, that (i) the proposed acquirer is purchasing such rights not for the purpose of the development or sale by itself, or any party for which such acquirer is acting, of any new products (but rather for other purposes, such as infringement disputes, and, if such acquirer is generally engaged in the commercial licensing of patents, also for the purpose of such commercial licensing, etc.), and (ii) prior to any such sale, transfer, license or assignment, Rafael shall send RDC a written detailed notice specifying the relevant patent(s), the proposed acquirer and purpose of acquisition of rights, the proposed consideration to Rafael for such transaction, and any other material information regarding such transaction (the ‘‘Rafael Sale Notice’’), and RDC shall then have 45 days from receipt of the Rafael Sale Notice to notify Rafael in writing, under a binding acceptance notice, of its wish to acquire such rights to patent under such terms and conditions at least as favorable to Rafael as the ones offered by the third party.

7.2.4	Nothing stated herein shall derogate in any manner from Rafael’s right to develop, research, market, sell and/or commercialize any product and/or technology outside the Field of Use, or within such field in an independent manner (i.e., not as part of a venture with third parties). For the avoidance of doubt it is hereby clarified that any research and development projects undertaken by Rafael merely as a subcontractor of a third party in return for cash payments (including but not limited to royalties), and specifically excluding any equity consideration, shall be deemed as development and/or research in an independent manner, excluded from the provisions of this Addendum.

7.3	RDC’s First Refusal Rights.

7.3.1	It is agreed and acknowledged that RDC’s right to receive information from Rafael about Other Technologies in the manner set forth in Section 7.1 and be offered to commercialize such Technologies shall be on an exclusive basis (subject to the exceptions set forth in Section 7.2 above and the mechanism set forth below under this Section 7.3), and is not intended to be restricted or limited in time.

7.3.2	In the event that RDC shall identify Other Technologies which it wishes to exploit commercially, then RDC shall notify Rafael of its interest to commercially exploit such Technology, and thereafter prepare, with the cooperation of Rafael, a Business Plan for the commercial exploitation of certain Specific Applications (as defined below) based on such Other Technologies. Following finalization of such Business Plan and subject to RDC Approval thereof, Rafael shall engage RDC or the applicable NewCo incorporated for such purpose in an applicable License Agreement allowing the exploitation of the Specific Applications.

For the avoidance of doubt, RDC shall not be restricted in time for the preparation of such Business Plan and the obtainment of the RDC Approval in connection therewith, unless a Proposing Party approaches Rafael in connection with the same Specific Applications as provided in Section 7.3.4 below prior to finalization of RDC’s Business Plan, in which event RDC shall have up to an additional 60 days to finalize its Business Plan and obtain the RDC Approval, commencing from Rafael’s notice to RDC of such Proposing Party.

In the event that RDC shall notify Rafael in writing that it is not interested in the commercial exploiting of the relevant Specific Applications, then Rafael shall be at liberty to exploit commercialization of such Specific Applications based on the applicable Other Technologies with third parties, without any further obligation and/or recourse to any of the other parties hereunder with respect to such Specific Applications.

Without derogating from the foregoing, RDC shall use its bona fide best efforts to expedite the preparation of the Business Plan and the obtainment of the RDC Approval, so as to minimize any adverse effect on any possible future utilization of the relevant Technology by Rafael.

7.3.3	In the event that Rafael identifies Other Technologies and wishes, on its own initiative, to cooperate with a third party (whether currently identifiable or not) in the commercial exploitation of Other Technologies in the Field of Use, then, prior to approaching any such third party, Rafael will notify RDC in writing of its interest to commercially exploit such Technology and of the relevant ‘‘Specific Applications’’ (i.e., exploitation of technology specific enough in order to appropriately allow preparation of a Business Plan). RDC shall then have the right to notify Rafael within 30 days of Rafael’s notice of its desire to evaluate the possibility of commercially exploiting such Technology, and to prepare, within the following 150 days (commencing upon expiration of initial 30-day period), with the cooperation of Rafael, an appropriate Business Plan and obtain the RDC Approvals for the exploitation of such Other Technologies. Following finalization of such Business Plan and subject to RDC Approval therefor, Rafael shall engage RDC or the applicable NewCo incorporated for such purpose by an applicable License Agreement, allowing the exploitation of the Specific Applications.

In the event that RDC shall not notify Rafael of its desire to evaluate the possibility of commercially exploiting the Specific Applications based on such Other Technology within 30 days and/or finalize preparation of an appropriate Business Plan and obtain the RDC Approval within the following additional 150 days as provided above, then Rafael shall be at liberty to exploit commercialization of the relevant Specific Applications based on such Other Technologies with third parties without any further obligation and/or recourse to any of the other parties hereunder with respect to such Specific Applications.

Notwithstanding the foregoing in the event that a Proposing Party approaches Rafael in connection with the same Specific Applications based on the Other Technology as provided in Section 7.3.4 below prior to finalization of RDC’s Business Plan and the obtainment of the RDC Approvals, then RDC shall have only up to additional 60 days to finalize its Business Plan and obtain the RDC Approvals, commencing from Rafael’s notice of such Proposing Party, and not such period as stated above.

7.3.4	In the event that Rafael is approached by a third party (the ‘‘Proposing Party’’) which, on its own initiative, proposes to cooperate with Rafael in the commercial exploitation in the Field of Use of certain Other Technologies in connection with certain Specific Applications, it shall give written notice of such proposal to RDC and provide RDC with the appropriate Business Plan prepared by such third party. RDC shall then have the right to notify Rafael in writing within the next 60 days of RDC Approval regarding such venture based on the provisions of the Business Plan proposed by the Proposing Party; unless RDC has previously commenced working on its own Business Plan, in such event the provisions of either Sections 7.3.2 or 7.3.3 above, as the case may be, shall prevail (and accordingly, any reference to the RDC Approval shall apply to RDC’s Business Plan, and the remaining provisions of this Section 7.3.5 below shall not apply).

Following RDC Approval, based on the Proposing Party’s Business Plan, one of the following shall apply:

(i)	To the extent the Proposing Party is a financial partner, then RDC shall engage with Rafael in the commercial exploitation in the Field of Use of such certain Other Technologies in accordance with such Business Plan, instead of the relevant Proposing Party, and in consideration for the same consideration offered to Rafael under the Business Plan proposed by the Proposing Party. In such event, Rafael shall not be entitled to the Option as set forth in section 7.5 below, and Rafael shall not be permitted to further exploit the proposed venture with the Proposing Party.

(ii)	To the extent the Proposing Party is not merely a financial partner, then RDC shall acquire Rafael’s part of, and rights in, such venture, and assume all of Rafael’s obligations vis-à-vis the Proposing Party, in consideration for the Option as set forth in section 7.5 below (and Rafael shall not be entitled to any further consideration pursuant to the relevant Business Plan).

Following receipt of RDC Approval as provided above, Rafael shall engage RDC or the applicable NewCo incorporated for such purpose by an applicable License Agreement allowing the exploitation of the Specific Applications (whether the venture is between RDC and Rafael, or between RDC and the Proposing Party, as the case may be).

If RDC shall not notify Rafael within 60 days of RDC Approval regarding the venture proposed by the Proposing Party as provided above, Rafael shall be at liberty to enter into collaboration with the Proposing Party without any further obligation and/or recourse to any of the other parties hereunder with respect to the Specific Applications based on the Other Technologies as set forth in the Proposing Party’s Business Plan, provided however, that if a Material Change to a Business Plan shall occur with respect to the venture proposed by the Proposing Party, Rafael shall be required to offer RDC to participate in such venture again, and the provisions of this Section 7.3.4 shall apply, mutatis mutandis.

7.3.5	It is agreed and acknowledged that the parties shall seek to bona-fide fulfill the provisions of this section 7.3 for their mutual benefit, and specifically that Rafael shall not seek to solicit any potential Proposing Party to become interested, or notify it of RDC’s interest, in the Specific Applications based on any Other Technologies, which RDC previously notified Rafael it wishes to commercially exploit (unless RDC already abandoned such effort in accordance with the provisions of this Section 7).

7.4	DEP’s Financing Obligations.

In consideration of Rafael’s undertaking and agreements hereunder, DEP undertakes to disburse to RDC, as an additional capital investment in RDC [on account of premium on its existing investment in shares of RDC] without any change in the capital holdings structure of RDC and/or to the RDC’s shareholders rights, the following amounts:

7.4.1	A one-time payment of US$ 4 million, payable within 7 days from the Effective Date hereof, to be utilized by RDC in connection with the evaluation of projects based, inter alia, on Rafael’s Other Technologies and/or to support the activities of companies which were granted the right to exploit Rafael’s Other Technologies; and in addition

7.4.2	A one-time amount of US$750,000 within 7 days from, and subject to, the incorporation of each NewCo and the engagement of such NewCo in a License Agreement with Rafael. For the avoidance of doubt, such obligation of DEP shall not apply with respect to any NewCo which shall not receive a license to Rafael’s Other Technologies.

7.5	Rafael Consideration.

7.5.1	Subject to the provisions of Section 7.3.4 above, in consideration of Rafael’s agreement to become engaged in the License Agreement with any NewCo (except as specifically described under Section 7.3.4(i)), and the rights granted to such NewCo thereunder, RDC hereby undertakes to grant Rafael an option (the ‘‘Option’’) to receive from RDC Ordinary Shares of such NewCo, who engaged Rafael in a License Agreement following the Effective Date, held by RDC, constituting 3% of all of the Company’s outstanding share capital on a fully diluted basis as of the incorporation thereof (including all outstanding rights to purchase

Securities of such company), subject to the Anti-Dilution Protection and adjustments to be made in accordance with the provisions of Sections 7.5.2 and 7.5.3 below (the ‘‘Option Shares’’), for the exercise price per each Option Share equal to the par value thereof (the ‘‘Exercise Price’’). For the avoidance of any doubt, RDC shall act so that the grant of the Option and the transfer of the Option Shares (including any increases under Section 7.5.2) shall not be subject to any first-refusal and/or any similar rights of the other shareholders of such NewCo.

7.5.2	The number of Option Shares into which the Option shall be exercisable into will be increased upon each issuance of new Securities by NewCo (and accordingly be decreased upon each expiration of outstanding Securities without exercise or conversion thereof into shares of NewCo, or buy-back of such Securities by NewCo), so that at all times within the Anti-Dilution Protection period the Option Shares will continue to constitute 3% of NewCo’s share capital as set forth above following such issuance or expiration, as the case may be (the ‘‘Anti-Dilution Protection’’), subject to RDC’s actual holding in such NewCo’s Ordinary Shares sufficient to provide for such Anti Dilution Protection; all of which shall be exercisable for the respective Exercise Price, until the first to occur of the following events:

(i)	The end of a 6 (six) years period commencing as of the date of incorporation of NewCo, provided however, that if an offer or a transaction for the issuance of shares or any other Securities is outstanding or under negotiations or discussions upon expiration of such period, then only at such time when such proposed transaction is consummated or no longer in effect (provided such extension period shall not exceed 6 months from expiration of the original said 6-year period);

(ii)	The raising of funds by the relevant NewCo through either public or private offering of NewCo’s Securities, in the aggregate amount of US$20 million; excluding any financing provided by RDC to NewCo, which is neither (X) US$750,000 received by RDC pursuant to DEP’s undertaking under Section 7.4.2 above, nor (Y) amounts equally disbursed to RDC by its shareholders, for the purpose of investments in such NewCo;

(iii)	Immediately prior to the expiration of the Option pursuant to the provisions of Section 7.5.4 below.

7.5.3	In the event of a stock split, stock reverse split, issuance of bonus shares, or any other reorganization or recapitalization of the share capital of the relevant NewCo, the number of Option Shares and the Exercise Price shall be accordingly adjusted to reflect such recapitalization; provided however that such adjustment shall be made only to the extent not already covered under the Anti Dilution Protection hereunder.

7.5.4	The Option shall expire immediately prior to the consummation of an Exit or the winding up, liquidation or dissolution of the relevant NewCo, whichever occurs earlier, provided however that notice of the anticipated expiration of the Option and the reason therefore was delivered to Rafael within reasonable time and in any event at least 14 (fourteen) days prior to such expiration.

7.5.5	Such Option shall be exercisable by Rafael at any time beginning with the incorporation of NewCo and ending with the expiration of the Option pursuant to Section 7.5.4 above, immediately upon the provision of an exercise notice by Rafael to RDC and the payment by Rafael of the Exercise Price.

7.5.6	The Option Shares, when transferred to Rafael in accordance with this Agreement will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive or other third party rights; will have the rights, preferences and privileges and be subject to the restrictions set forth in the Articles of Association of the applicable NewCo and any applicable shareholders agreement between NewCo’s shareholders, and will be free and clear of any liens, and RDC shall act so that they will be duly registered in the name of Rafael in NewCo’s shareholders register and with the Companies Registrar. When applicable, RDC shall act so that NewCo shall provide Rafael with a copy of all necessary filings to the Companies’ Registrar reflecting the transactions contemplated hereunder.

7.5.7	Rafael shall not be entitled to the Option under this Section 7.5 in connection with any NewCo which did not engage Rafael in a License Agreement for Other Technologies of Rafael.

7.6     DEP’s Management Services.

7.6.1	DEP shall provide or cause any entity wholly-owned by it to provide to any NewCo incorporated by RDC (including without limitation, not pursuant to a License Agreement with Rafael) management services (the ‘‘Services’’), from time to time.

7.6.2	In consideration for the Services, DEP shall be entitled to receive from RDC with respect to each such NewCo incorporated following the Effective Date, irrespective of the amount or extent of Services provided, subject to the consummation of an Exit with respect to such NewCo, a management fee as follows (the ‘‘Management Fee’’):

(i)	The Management Fee shall be calculated as 3.5% of the positive balance, if any, between (A) the value of the Exit Consideration, minus (B) US$50,000,000, provided however that in no event shall the Management Fee exceed the amount of US$2,310,000 with respect to any single NewCo.

(ii)	The payment of the Management Fee to DEP shall be in the same means as the payment of the Exit Consideration to RDC (for example, if the Exit Consideration shall be paid to RDC in stock or debt, then the Management Fee to be paid by RDC to DEP shall be in the same kind of stock or debt, etc.). Upon the written consent of RDC and DEP, the Management Fee payable pursuant to an IPO will be payable in securities, rather than cash.

(iii)	The Management Fee to DEP shall be payable immediately after the consummation of an Exit, except as set forth below:

(X)	If the Exit Consideration is received in connection with an IPO, the Management Fee will be payable only when RDC shall have actually sold shares of NewCo pursuant to such IPO. If RDC will elect to sell such shares of NewCo in several portions, it will be entitled to pay DEP only up to one third (1/3) of the consideration received pursuant to each such sale on the account of the Management Fee, until such Management Fee is paid in full.

(Y)	If the Exit Consideration is received in securities of another company which are not publicly traded, or otherwise are subject to any lock-up or similar restriction (‘‘Restricted Securities’’), then such Management Fee shall be payable to DEP only upon the earlier of the following: (A) such Restricted Securities will be sold in consideration for cash or asset or securities other than Restricted Securities, or (B) RDC shall have first sold such Restricted Securities pursuant to a public offering, or (C) the lock-up or similar restrictions applicable to such Restricted Securities shall have expired.

For the avoidance of any doubt, the Management Fee shall be calculated according to the value of the original Exit Consideration and will not be affected by the deferred payment hereunder.

7.7	RDC/DEP’s Participation Rights.

In addition to any other rights granted to RDC hereunder, it is agreed and acknowledged that to the extent that Rafael shall collaborate with any third party in connection with the marketing and sale of any product excluded from RDC’s rights hereunder in accordance with the provisions of Section 7.2.1 above, which product may be exploited within the Field of Use, then DEP, and if DEP does not exercise such right, RDC, shall have the right participate in such venture as well, under the same terms and conditions as the third party and at the scope of up to 10% of the venture; subject however to the consent of such third party, which Rafael shall bona fide make its best efforts to obtain.

7.8	Confidentiality

7.8.1	Subject to the exclusions set forth in Section 7.8.2 below all information, including scientific, commercial and technical information, constituting the proprietary information of either party and disclosed by such party (the ‘‘Disclosing Party’’) to the other party (the ‘‘Receiving Party’’), including, whether such information is delivered in written form or orally conveyed, whether marked as confidential or not so marked, shall be received in strict confidence by the Receiving Party, handled at such standard of protection which is not lesser than the standard used by the Receiving Party with respect to its own confidential information, used only for the purposes permitted under this Agreement, and not disclosed by the Receiving Party or its respective agents or employees without the prior written consent of the Disclosing Party.

7.8.2	The provisions of Section 7.8.1 shall not apply to any information which: (i) is public knowledge at the date of the Agreement or thereafter becomes public knowledge through no fault of the Receiving Party, (ii) is lawfully received by the Receiving Party from a third party who either has the right to disclose it, or is under no obligation of confidentiality to the Disclosing Party, (iii) is disclosed as required under any applicable law or pursuant to the requirements of any governmental authority or stock exchange regulations applicable to any party or its Affiliated entities (including without limitations, in connection with proposed prospectus, registration of securities. etc.), or (iv) is independently developed by the Receiving Party without breach of this Agreement.

7.8.3	The burden of proof that any disclosure falls within any of the aforesaid exclusions shall be on the Receiving Party. Where a doubt exists, as to whether any of the aforesaid exclusions apply, the Receiving Party shall give the Disclosing Party a written notice, and, if a dispute arises, then the Receiving Party shall keep such information confidential until the dispute is settled or resolved in an appropriate court of law, subject to any temporary relief which the Receiving Party shall be entitled to apply for to such court.

7.8.4	The furnishing of Confidential Information of the Disclosing Party to the Receiving Party shall not constitute any grant of license to the Receiving Party except: (a) for the purposes of performing under this Agreement, (b) as otherwise expressly provided in this Agreement or (c) as hereafter expressly agreed in writing by the Disclosing Party.

7.8.5	The provisions of this Section 7.8 replace Section 8 of the Joint Venture Agreement commencing as of the Effective Date, and shall survive termination of the Joint Venture Agreement and/or this Addendum.

3.	Term and Termination; Survival.

3.1	This Addendum shall be effective as of the Effective Date hereunder and thereafter, without any specific time restriction, subject only to the provisions of Section 3.2 below.

3.2	Either party shall have the right to terminate the Joint Venture Agreement (as amended by this Addendum) by sending a written notice to the other parties, only upon a material breach of the Joint Venture Agreement (as amended by this Addendum) by another party, where such material breach has not been remedied within 60 days from the breaching Party’s receipt of the written notice.

3.3	Upon termination of the Joint Venture Agreement, as amended by this Addendum, any Option granted to Rafael under Section 7.5 and/or any Management Fee payable to DEP under Section 7.6 shall continue to apply in connection with any NewCo incorporated during the term of this Addendum (to the extent the Option or the Management Fee, as the case may be, was originally due hereunder).

3.4	This Addendum shall be deemed for all terms and purposes as an integral part of the Joint Venture Agreement, and as such, in no event shall the Joint Venture Agreement have any effect without this Addendum being in full force and effect.

3.5	Commencing as of the Effective Date, the provisions of Sections 7, 8 and 9 of the Joint Venture Agreement, as in effect immediately prior to the Effective Date, shall forthwith expire, except for the provisions of Sections 7.2, 7.3, 7.4, and 9.2, which shall survive the Effective Date hereof. All other provisions of the Joint Venture Agreement shall remain as set forth under the Joint Venture Agreement effective immediately prior to the Effective Date hereunder.

4.	Waiver.

Each of the parties agree and acknowledge that, subject to the fulfillment by the other parties of their obligations hereunder: neither party shall have any demands or claims towards the other party pursuant to the Joint Venture Agreement or this Addendum, including without limitations, regarding its indefinite effectiveness and the economical benefit to either party thereunder and hereunder, and each of the parties hereby waives any claim, legal or otherwise, against the other party or anyone acting on its behalf in connection with, or related to, or derived from the Joint Venture Agreement or this Addendum, including without limitations, with respect to any actions performed by such other Parties prior to the Effective Date, and each of the Parties hereby states that it has no claim against the other Parties with regard to such period prior to the Effective Date.

5.	Miscellaneous.

5.1	The parties hereto agree and covenant to ask for, and make all steps necessary in order to obtain, the approval of this Addendum by a verdict of the Tel Aviv District Court, as part of, and in order to finalize all legal proceedings under, 2171/06 .

5.2	It is agreed and acknowledged that nothing contained herein shall in any manner affect or change RDC’s incorporation documents and equity holdings structure currently in effect.

5.3	It is agreed and acknowledged that the First Addendum to the Joint Venture Agreement, dated June 16, 2003, was duly terminated by Rafael as of June 16, 2006, and has no current force and effect.

5.4	Notwithstanding the provisions of Section 13.7 of the Joint Venture Agreement, it is agreed and acknowledged that DEP may assign its rights and obligations hereunder to any entity which controls, is controlled by or is under common control with DEP, as long as Elron remains fully responsible towards Rafael for the discharge of such obligations. Accordingly, Discount Investments Corporation Ltd. is hereby released from any obligation or liability under the Joint Venture Agreement, as amended and is not required to acknowledge the terms of this Addendum or any subsequent amendment to the Joint Venture Agreement.

[SIGNATURE PAGE NEXT]

IN WITNESS HEREOF, the parties hereto have executed this amendment as of the date first above written:

RAFAEL ADVANCED DEFENSE SYSTEMS LTD.	DEP TECHNOLOGIES HOLDINGS LIMITED
By:	By:

ELRON ELECTRONIC INDUSTRIES LTD.
By:

RDC RAFAEL DEVELOPMENT CORPORATION LTD.
By: